Mammoth Energy Services, Inc.

4727 Gaillardia Parkway, Suite 200

Oklahoma City, OK 73142

October 11, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director, Office of Natural Resources
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Karina V. Dorin, Staff Attorney
Timothy S. Levenberg, Special Counsel

Re:	Mammoth Energy Services, Inc.
Registration Statement on Form S-1, as amended
File No. 333-213504

Ladies and Gentlemen:

Mammoth Energy Services, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 of the Securities Act of 1933, as amended, respectfully requests that the effective date for the Registration Statement (File No. 333-213504), filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2016, as amended by Amendment No. 1 filed with the Commission on September 23, 2016 and by Amendment No. 2 filed with the Commission on October 3, 2016, be accelerated to October 13, 2016 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Company hereby acknowledges that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsible for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 11, 2016

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 563-9961 or Seth R. Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Mark Layton
Mark Layton
Chief Financial Officer

cc:	Seth R. Molay, P.C.